Exhibit 1

FOR IMMEDIATE RELEASE

July 31, 2003

Suncor Energy meets production and cash cost
targets for second quarter

Planned maintenance shutdown sets stage for strong second half

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Natural gas converts to barrels of oil equivalent at a 6:1 ratio (six million cubic feet of natural gas converts to one thousand barrels of oil equivalent).

Calgary, Alberta – Suncor Energy Inc. today reported second quarter net earnings of $121 million ($0.29 per common share), compared to the $229 million ($0.52 per common share) recorded in the second quarter of 2002. Cash flow from operations was $358 million, slightly higher than the $352 million reported in the second quarter of 2002.

Excluding the effects of unrealized foreign currency translation gains on the company’s U.S. dollar denominated long-term debt and preferred securities and a non-cash income tax adjustment, net earnings in the second quarter of 2003 were $162 million ($0.35 per common share).

“We met our second quarter objective of completing the maintenance shutdown and delivering on our targets for production volumes and cash operating costs,” said Rick George, president and chief executive officer. “With no major obstacles in front of us, we’re expecting a strong second half.”

Suncor’s second quarter earnings were primarily impacted by a drop in sales from the company’s oil sands operation, where production was reduced to about 115,000 barrels of oil per day during a 30-day planned maintenance shutdown. Earnings were also impacted by federal and provincial tax changes that resulted in a one-time, non-cash charge of $86 million. The changes are expected to have a slightly positive impact on the cash taxes Suncor expects to pay in the future. The strengthening Canadian dollar also reduced earnings by offsetting some of the benefit gained from higher U.S. dollar benchmark crude oil prices.

“When we back out impacts we can’t control – the tax change and the rising Canadian dollar – Suncor delivered stronger results than we had originally forecasted,” said George. “Despite the maintenance shutdown, production volumes were higher than planned and cash operating costs were lower.”

Net earnings for the first six months of 2003 increased to $489 million ($1.12 per common share) from $319 million ($0.70 per common share) in the same period of 2002.  Year-to-date cash flow from operations increased to $971 million from $533 million in the first half of 2002. “The momentum of Suncor’s growth strategy is reflected in the company’s longer-term results,” said George.

Net Earnings Components
($ millions)

This table explains some of the factors impacting Suncor’s net earnings. For comparability purposes readers should rely on the reported net earnings that are prepared and presented in the interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP).

	3 months ended June 30, 2003	3 months ended June 30, 2002	6 months ended June 30, 2003	6 months ended June 30, 2002
Net earnings before the following items	162	155	486	243

Sale of retail natural gas marketing business	—	34	—	34

Impact of income tax rate changes	(86)	10	(86)	10

Unrealized foreign exchange gains on U.S. dollar denominated long-term debt	45	30	89	32

Net earnings as reported	121	229	489	319

Net earnings attributable to common shareholders as reported	130	231	505	314

Company-wide production during the second quarter averaged 221,000 barrels of oil equivalent (boe) per day, compared to 241,600 boe per day in the second quarter of 2002.  Oil sands production averaged 188,200 barrels per day (bpd), compared to second quarter 2002 production of 207,600 bpd and slightly more than the 175,000 to 185,000 bpd the company had targeted.

“Expanding our oil sands operation to two upgrading trains has not only given us higher production capacity under normal conditions – it has also allowed us to continue to generate production and cash flow during planned maintenance,” said George.

The maintenance shutdown to Upgrader #1 was completed and full production was achieved by June 19.  During the shutdown, a new fractionating tower was installed, replacing the original vessel, which had been in operation since 1967.  The tower, which separates hydrocarbon vapours into naphtha, kerosene and gas oil, is expected to improve plant reliability.

“Reliable production helps us meet two key priorities: increased volumes and lower operating costs,” said George. “We’ll be pushing hard on both fronts over the remainder of the year.”

Cash operating costs for Suncor’s oil sands operation averaged $13.20 per barrel for the second quarter of 2003, lower than the company’s target of $13.25 - $13.75 per barrel. In the first quarter of 2003, cash operating costs were $12.40 per barrel. The quarter over quarter increase was primarily due to lower production and higher maintenance costs. Suncor continues to expect cash operating costs for 2003 to average $11.25 to $11.75 per barrel.

Growth Update

The first phase of Suncor’s Firebag In-situ Oil Sands Project and construction of a second vacuum unit at the oil sands upgrader are expected to increase oil sands production capacity to 260,000 bpd in 2005. The combined $1 billion expansion project remains on budget and on schedule. Suncor’s pending acquisition of a Denver refinery and related assets, which is expected to close in August, is planned to play a key role in processing increasing oil sands production.

To reflect accelerated work on phase two of the Firebag project, the Denver acquisition and other capital investments, Suncor has increased its 2003 capital spending forecast to $1.5 billion from the $1.05 billion estimated in January.

“Strong cash flow over the past year has allowed Suncor to continue investing for future growth while also reducing debt,” said George.

Excluding the effects of unrealized foreign exchange gains, Suncor’s debt stood at approximately $2.3 billion at June 30, 2003, a reduction of over $340 million from December 31, 2002. Suncor continues to target its debt level at approximately two times cash flow at mid-cycle oil prices.

Expensing of stock options

Effective the second quarter of 2003, Suncor adopted a new accounting policy to expense stock options in the company’s financial statements. The change, which follows provisions established by the Canadian Institute of Chartered Accountants, applies to stock options granted on or after January 1, 2003. Suncor recorded an additional $3 million in compensation expense as a result of the change.

“This is an important part of our commitment to high quality disclosure and good corporate governance,” said George. “We had clear direction on expensing stock options from our shareholders – now we have the clear reporting guidelines we need to implement this change.”

Outlook for the Third Quarter and Full-Year, 2003

Suncor’s outlook for the third quarter of 2003 and full year provides expected outcomes and ensures interested parties have access to the same information at the same time. Suncor’s financial results for the third quarter will be publicly released on October 30, 2003.

	Q3 2003 Outlook	2003 Full Year Outlook
Oil Sands
Production (bpd)	220,000 to 225,000	210,000 to 215,000

Sales total (bpd)	220,000 to 225,000	210,000 to 215,000
• Light sweet	54%	54%
• Diesel	13%	13%
• Light sour / bitumen	33%	33%

Realization on crude sales basket	WTI* @ Cushing less Cdn$4.00 to $4.50 per barrel	WTI @ Cushing less Cdn$3.50 to $4.00 per barrel

Cash operating costs revised definition**	$10.00 to $10.50 per barrel	$11.25 to $11.75 per barrel

Natural Gas
Natural gas (mmcf per day)	180 to 185	185 to 190
Natural gas liquids (bpd)	2,100	2,000
Crude oil (bpd)	1,400	1,300

*WTI – West Texas Intermediate

**Since January 1, 2003, Suncor’s cash operating costs per barrel comprise operating, selling and general expenses (excluding inventory changes), taxes other than income taxes and the cost of bitumen imported from third parties, divided by production volumes. For more information about Suncor’s revised cash operating costs definition, see page 23 of Suncor’s second quarter Report to Shareholders.

Suncor includes cash operating cost per barrel data because investors may use this information to estimate the company’s ability to generate net earnings and cash flow from operations. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

Factors that could potentially impact the third quarter of 2003 include:

•             Ongoing volatility in global energy commodity markets and the Canadian/U.S. currency exchange rate. General market conditions may also impact crude oil and bitumen price differentials.

•             Refining margins are currently between 4.3 cents per litre (cpl) and 4.5 cpl. Retail gasoline margins are currently between 5.5 cpl and 5.7 cpl.

•             Planned maintenance work on a portion of the Sarnia refinery is scheduled to begin in September for completion in early October. Downstream earnings are expected to be negatively impacted by higher purchases of third-party product from other refiners to supplement lower production.

Suncor Energy is an integrated Canadian energy company. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets custom-blended refinery feedstock and diesel fuel. Suncor is also a conventional natural gas producer in Western Canada, and operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. As Suncor meets today’s energy needs, the company invests in renewable energy for the future. Suncor’s common shares (symbol: SU) and preferred securities are listed on the Toronto and New York stock exchanges.

Legal Notice – Forward-looking Information

This news release contains certain forward-looking statements that are based on Suncor’s current expectations, estimates, projections and assumptions made in light of its experience and its perception of historical trends. The forward-looking statements speak only as of the date hereof and Suncor undertakes no duty to update these statements to reflect subsequent changes in assumptions (or the trends or factors underlying them) or actual events or experience.

All statements that address expectations or projections about the future, including statements about Suncor’s strategy for growth, expected and future production volumes, operating and financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like “goal,” “expecting,” “forecasted,” “planned,” “estimated” and similar expressions. These statements are not guarantees of future performance as they are based on current facts and assumptions and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor.

Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors, such as changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor’s products; fluctuations in commodity prices; fluctuations in currency exchange rates; Suncor’s ability to respond to changing markets and access the capital markets; the ability of Suncor to receive timely regulatory approvals; the successful and timely implementation of its growth projects including the Firebag In-situ Oil Sands Project and Voyageur; the integrity and reliability of Suncor’s capital assets; the cumulative impact of other resource development projects; Suncor’s ability to comply with current and future environmental laws; the accuracy of Suncor’s production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations, joint venture partners, suppliers and customers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes, changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. See Suncor’s current Annual Information Form, Annual Report and Quarterly Reports to Shareholders and other documents Suncor files with securities regulatory authorities, for further details.

Media & Investor Inquiries:

John Rogers, vice president, Investor Relations

(403) 269-8670